UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-3722

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic American Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic American Corporation
4370 Peachtree Rd., N.E.
Atlanta, Georgia 30319

SIGNATURES

Financial Statements and Schedule

Consent of Dixon Hughes Goodman LLP

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic American Corporation
401(k) Retirement Savings Plan
(Name of Plan)

May 31, 2022	/s/ J. Ross Franklin
J. Ross Franklin
Vice President, Chief Financial Officer and Secretary
Atlantic American Corporation

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Supplemental Schedule As of December 31, 2021 and 2020 and for the year ended December 31, 2021 together with the Report of Independent Registered Public Accounting Firm

Exhibit 2:	Consent of Dixon Hughes Goodman LLP Independent Registered Public Accounting Firm

Exhibit 1

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2021 and 2020 and For The Year Ended December 31, 2021
together
with
Report of Independent Registered Public Accounting Firm

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

Administrative Committee and Participants of
Atlantic American Corporation 401(k) Retirement Savings Plan
Atlanta, Georgia

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

We have served as the Plan’s auditor since 2019.

Jacksonville, FL

May 31, 2022

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

	2021	2020
ASSETS
Investments, at fair value (Note 3):
Common/collective trusts	$2,676,485	$2,559,045
Employer common stock fund	935,030	818,668
Registered investment companies	25,653,339	26,517,972
Total investments	29,264,854	29,895,685
Receivables:
Notes receivable from participants	169,675	289,430
Contributions receivable from employer	548,930	519,755

NET ASSETS AVAILABLE FOR BENEFITS	$29,983,459	$30,704,870

See accompanying notes to financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2021

Additions to Net Assets
Contributions:
Participants	$1,065,394
Employer	801,913

TOTAL CONTRIBUTIONS	1,867,307

Investment income:
Net appreciation in fair market value of investments	3,467,561
Dividends and other income	336,150
Interest income on notes receivable from participants	11,682

TOTAL ADDITIONS TO NET ASSETS	5,682,700

Deductions from Net Assets
Benefit payments to participants	6,340,716
Fees	63,395

TOTAL DEDUCTIONS	6,404,111

Net Decrease	(721,411)

Net Assets Available for Benefits at Beginning of Year	30,704,870

Net Assets Available for Benefits at End of Year	$29,983,459

See accompanying notes to financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participating members (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.  Information with regard to eligibility, contributions, distributions, vesting, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.  The Administrative Committee, consisting of employees of the plan sponsor, is responsible for oversight of the Plan.

General: The Plan is a defined contribution plan available to all U.S. employees of Atlantic American Corporation and its subsidiaries (collectively, the “Company”) except collective bargaining employees, nonresident aliens, and leased employees. Employees eligible to participate are automatically enrolled effective on the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participating Companies: As of December 31, 2021 and 2020, the Company had four wholly-owned insurance subsidiaries, Bankers Fidelity Life Insurance Company and its wholly owned subsidiary, Bankers Fidelity Assurance Company, American Southern Insurance Company and its wholly owned subsidiary, American Safety Insurance Company, in addition to one non-insurance company, xCalibre Risk Services, Inc. All employees of these subsidiaries were eligible to participate in the Plan.

Plan Administration: The trustee of the Plan (the “Trustee”) has custodial responsibility for the Plan’s assets, including the authority and power to, among other things, invest the principal and income of the Plan’s assets.

Contributions: Eligible employees automatically become a participant and are enrolled into the Plan at a 6% deferral rate on their date of hire.  At any time, a participant may cease his or her contribution or change his or her deferral percentage in 1% increments up to 75% of his or her annual compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”), and elect to contribute into any of the investment funds offered by the Plan.  Participant pre-tax limitation was limited to $19,500 for 2021.

Participants may also contribute amounts representing distributions from other qualified benefit plans.  These contributions, if any, are classified as rollover contributions in the Statement of Changes in Net Assets Available for Benefits.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions to the Plan.  The maximum individual catch-up contribution amount was $6,500 for 2021.

On January 1, 2009, the Company adopted safe harbor plan provisions such that the Plan would operate on a safe harbor basis.  Safe harbor contributions are fully vested immediately.  The Company provides a matching employer contribution equal to a certain percentage of each participant’s contributions.  The Company may also make employer profit-sharing contributions, at its discretion, which will be allocated among all eligible participants in the Plan whether they make contributions or not.  The employer profit-sharing contributions totaled $104,400 for the year ended December 31, 2021.  For the year ended December 31, 2021, the Company’s employer matching contribution equaled 35% of up to the first 6% of a participant’s pre-tax contribution.  In addition to the matching contribution, the Company also made a non-elective contribution to all participants of 3% of compensation, which totaled $444,530 for the year ended December 31, 2021.  The 2021 employer profit-sharing contributions and non-elective contributions are presented as contribution receivable from employer in the Statements of Net Assets Available for Benefits.  All employer matching contributions are made in cash.

Vesting: Participants are always 100% vested in their own contributions including catch-up contributions, Roth contributions, after-tax voluntary contributions, rollover contributions, safe harbor matching contributions and any discretionary profit-sharing contributions.  Further, all contributions are invested at the direction of the participant.

Participants’ “vested percentage” attributable to certain employer contributions is based on years of continuous service determined under the following schedule.

Years of service:

Less than one	0%
One	20%
Two	40%
Three	60%
Four	80%
Five	100%

Participants must have worked at least 1,000 hours in a calendar year for that year to count towards vesting. In addition, participants become fully vested upon retirement, death, or disability.

Benefits: Upon termination of service due to death, disability, retirement, or separation from service, a participant or his or her beneficiary with a vested balance greater than $5,000 may elect to receive an amount equal to the value of the participant’s vested interest in his or her account, or such amounts may remain in the Plan but contributions cease.  The form of payment, selected by the participant or his or her beneficiary, is either a lump-sum distribution or a direct rollover into a qualified retirement plan or individual retirement account.  A vested balance less than $5,000 is automatically distributed to the terminated participant or his or her beneficiary in the quarterly period following termination, unless otherwise directed.

Participant Accounts:  Individual accounts are maintained for each of the Plan’s participants and reflect the participant’s contributions, employer contributions, and the participant’s share of the Plan’s investment income (loss).  Allocations of income (loss) are based on the proportion that each participant’s account balance bears to the total of all participant account balances and their investment elections.

Investment Options: Participants may direct their contributions and any related earnings into several investment options in 1% increments.  Participants may change their investment elections at any time, subject to certain fund restrictions.

Effective 2020 within the Plan, new contributions to the Atlantic American Common Stock fund were not allowed.  Those participants who were invested in the Atlantic American Common Stock fund were able, and existing participants continue to be able, to sell or liquidate units of the Atlantic American Common Stock fund and reinvest in existing investments offered in the Plan. There were no significant changes made to the available investment alternatives during 2021.

Forfeitures: Amounts forfeited from non-vested accounts, if any, are generally used to pay for Plan expenses or reduce future employer contributions.  Forfeitures of $4,622 were used to offset administrative expenses charged to the Plan in 2021. At December 31, 2021 and 2020, there were $14,961 and $3,046, respectively, of forfeiture funds available to be used in the future.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect to have their loans disbursed from specific investment funds.  Loan terms range from six months to five years or within a reasonable time if used for the purchase of a primary residence.  The loans are secured by the vested value of the participants’ account balances and bear interest at the prime rate of interest on the date of the loan plus 1% bearing interest at rates from 4.25% - 6.50%.  Principal and interest are paid ratably through payroll deductions.

Specified Hardship Withdrawals:  Upon written application to the Trustee by a participant for a specified hardship withdrawal, the participant may withdraw from his or her fund accounts.  Such withdrawal may be made only upon the express determination that it is necessary to prevent a severe financial hardship to such participant and specific to the following events: expenses for medical care; costs directly related to the purchase of a principal residence; payment of tuition and related educational fees; and to prevent eviction from a principal residence or foreclosure on the mortgage of a principal residence.  A participant who has made a specified hardship withdrawal may include any amounts necessary to pay federal, state or local income taxes or penalties reasonably anticipated to result from the distribution and shall make no more than one withdrawal during any calendar quarter.

Administrative Expenses: The Company pays certain administrative expenses of the Plan.  Trustee and recordkeeping fees are shared between the Company and the Plan.  Each participant account is charged a $50 quarterly Trustee and recordkeeping fee while the Company also pays a standard annual fee for Trustee and record keeping. Fees resulting from individual participant transactions, such as loan origination and benefit payments, or certain investment elections, are paid by the participant and are included in the fees amount on the Statement of Changes in Net Assets Available for Benefits.

NOTE 2—ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates:  The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Notes Receivable from Participants:  Participant loans are classified as notes receivable from participants and are measured at the unpaid principal balance plus unpaid accrued interest.  The Plan classifies all notes receivable from participants with no payments received for six (6) months as “in default.”  Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to the participants in the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at estimated fair value. Where available, quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end. The Plan’s employer common stock fund is a unitized stock fund valued at the net asset value of the fund. The fund mainly consists of the employer stock which is valued at the closing price reported on the active market on which the stock is traded and the value of cash held for liquidity purposes. The Plan’s interest in common/collective trusts is valued at the net asset value based on information reported by the investment advisor/trustee using the audited financial statements.  The net asset value, as provided by the investment advisor/trustee, is used as a practical expedient to estimate fair value, and is based on the estimated fair value of the underlying investments held by the fund less the estimated fair value of its liabilities.  The common/collective trusts do not have a finite life, unfunded commitments or significant restriction on redemptions and participant transactions may occur daily.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments.  The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

Level 1
Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.  The Plan assets identified as Level 1 instruments include investments in registered investment companies.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities.  The Plan assets identified as Level 2 instruments include investments in the employer common stock fund.

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).  Fair value is based on criteria that use assumptions or other data that are not readily observable from objective sources and provided primarily from the sponsors of the underlying funds.  The use of different criteria or assumptions regarding data may yield different valuations.

Net Appreciation (Depreciation): Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair market value of investments.

Payment of Benefits:  Distributions to participants are recorded when payment is made.

NOTE 3—INVESTMENTS

As of December 31, 2021, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Employer common stock fund	$-	$935,030	$-	$935,030
Registered investment companies	25,653,339	-	-	25,653,339
Total investments in the fair value hierarchy	$25,653,339	$935,030	$-	26,588,369
Common/collective trusts measured at NAV*				2,676,485

Total				$29,264,854

As of December 31, 2020, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Employer common stock fund	$-	$818,668	$-	$818,668
Registered investment companies	26,517,972	-	-	26,517,972
Total investments in the fair value hierarchy	$26,517,972	$818,668	$-	27,336,640
Common/collective trusts measured at NAV*				2,559,045

Total				$29,895,685

*
Certain investments that are measured at fair value using the NAV per share practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Plan management periodically evaluates the significance of transfers between levels, if any, based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2021, there were no transfers between levels 1, 2, or 3.

NOTE 4—TAX STATUS

The Plan uses a Volume Submitter Plan sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2014, which states that the Volume Submitter Plan satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

NOTE 5—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts as of the termination date.

NOTE 6—PARTY-IN-INTEREST TRANSACTIONS

The Plan held 333,861 shares and 359,650 shares of Atlantic American Corporation (the plan sponsor) common stock as of December 31, 2021 and 2020, respectively, in the Atlantic American Corporation Common Stock Fund. The fund invests in Atlantic American Corporation common stock and money market funds and had an estimated fair value of $935,030 and $818,668, at December 31, 2021 and 2020, respectively.

Certain investments totaling $2,676,485 and $2,559,045, held by the Plan at December 31, 2021 and 2020, respectively, are managed by the Trustee and/or its affiliates.  These investments, as well as notes receivable from participants, qualify as party-in-interest transactions.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

		Employer common stock fund:
*	Atlantic American Corporation	Atlantic American Corporation Common Stock Fund, 73,888 units	(a)	$935,030
		Subtotal Employer common stock fund		935,030

		Registered investment companies:
	Baron Capital Group	Baron Growth Fund, Instl Shares, 18,807 units	(a)	2,287,931

	Columbia	Columbia Small Cap Value Fund II, Inst3, 10,791 units	(a)	218,632

	BlackRock	BlackRock Income Fund V, 7,547 units	(a)	75,623

	Fidelity Investments	Fidelity 500 Index-Inst Prm, 9,821 units	(a)	1,623,576
		Fidelity Global ex US Index Fund, 24,741 units	(a)	378,295
		Fidelity Puritan Fund, 86,528 units	(a)	2,353,559
		Fidelity Total Market Index Fund, 2,105 units	(a)	281,580
		Fidelity US Bond Index, 55,276 units	(a)	662,200

	JPMorgan	JPMorgan Emerging Markets Equity R6, 3,178 units	(a)	120,847

	Metropolitan West Funds	Metropolitan West Total Return Bond Plan, 37,088 units	(a)	379,407

	Oppenheimer Funds	Invesco Oppenheimer Global Opportunities R6, 8,714 units	(a)	672,186
		Invesco Oppenheimer International Small-Mid Co Fund, Class R6, 2,636 units	(a)	150,079

	T. Rowe Price	T. Rowe Price Blue Chip Growth I Fund, 23,948 units	(a)	4,268,195

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

	State Street Global Advisors	State Str Instl Invt Tr Trgt Rtmt 65K, 374 units	(a)	5,703
		State Street Target Retirement 2020 Fund, 65,848 units	(a)	823,753
		State Street Target Retirement 2025 Fund, 113,023 units	(a)	1,537,119
		State Street Target Retirement 2030 Fund, 56,790 units	(a)	815,506
		State Street Target Retirement 2035 Fund, 66,548 units	(a)	1,004,203
		State Street Target Retirement 2040 Fund, 49,105 units	(a)	754,250
		State Street Target Retirement 2045 Fund, 26,336 units	(a)	415,839
		State Street Target Retirement 2050 Fund, 77,536 units	(a)	1,222,749
		State Street Target Retirement 2055 Fund, 24,706 units	(a)	396,782
		State Street Target Retirement 2060 Fund, 6,571 units	(a)	105,856
		State Street Target Retirement Fund, 82,103 units	(a)	991,805

	Vanguard	Vanguard Equity Income, 11,905 units	(a)	1,097,877
		Vanguard Mid Cap Index Fund, Admiral Shares, 5,679 units	(a)	1,791,614
		Vanguard Small Cap Index Fund, Admiral Shares,11,241 units	(a)	1,218,173
		Subtotal Registered investment companies		25,653,339

		Common/collective trusts:
*	Wells Fargo Bank, NA	Wells Fargo Stable Return Fund, N Class, 45,411 units	(a)	2,676,485
		Subtotal Common/collective trusts		2,676,485

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

*	Various Plan Participants	Participant loans:
		Participant loans, maturing in 2022 through 2026
		bearing interest at rates from 4.25% - 6.50%	169,675	**
		Subtotal Participant loans	169,675

	TOTAL		$29,434,529

*	Indicates party in interest
**	Indicates notes receivable from participants
(a)	Participant-directed

Exhibit 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Atlantic American Corporation 401(k) Retirement Savings Plan

Atlanta, Georgia

We consent to the incorporation by reference in Registration Statement on Form S-8 (No. 33-90890) of our report dated May 31, 2022 with respect to the financial statements and supplemental schedule of Atlantic American Corporation 401(k) Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2021.

/s/ Dixon Hughes Goodman LLP
Jacksonville, FL

May 31, 2022